September 4, 2009

VIA EDGAR

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549
Attention:  Jay Knight

Re:	HSW International, Inc.
Form 10-K for the year ended December 31, 2008
Filed March 31, 2009
File No. 001-33720

Ladies and Gentlemen:

We write this letter on behalf of our client HSW International, Inc. in response to the comments of the Staff of the Securities and Exchange Commission with respect to the above-captioned filing, as set forth in the Staff’s letter dated August 17, 2009.  On August 18, 2009, on a telephone call with the undersigned, Jay Knight of the Staff granted HSW International’s request to extend the deadline to respond to September 4, 2009.  The comments are repeated below in italics for ease of reference.

Item 1A.  Risk Factors, page 6

Various factors could negatively affect the market price. . ., page 8

1.
In your response letter and in future filings, please specifically identify the “reasonable measures” you intend to take to ensure that any such potential sales are not disruptive to the market for your common stock.

Division of Corporation Finance
U.S. Securities and Exchange Commission
September 4, 2009

In future filings, HSWI will delete the sentence “While we intend to take reasonable measures aimed to ensure that any such potential sales are not disruptive to the market for our common stock, we cannot be certain as to the outcome,” from this risk factor because it refers to mitigating factors best excluded from risk disclosure and because it is difficult for HSWI to ensure that any such measures will actually be effective.

The concentration of our stock ownership. . ., page 15

2.
You state that the company requires “advance notice for stockholder proposals of not less than 60 nor more than 90 days prior to a meeting at which stockholder proposals may be introduced.”  In future filings, please revise to clarify that this deadline provision in your bylaws does not pertain to shareholder proposals submitted pursuant to rule 14a-8, which requires that a shareholder proposal be received at the company’s principal executive offices not less than 120 calendar days before the date of the company’s proxy statement released to shareholders in connection with the previous year’s annual meeting.

In future filings, HSWI will add a new bullet and revise the last bullet to clarify this point.  The new and revised bullets would read:

•
“SEC Rule 14a-8 requires that we receive notice of stockholder proposals at least 120 days prior to the date of our proxy statement for the previous year’s annual meeting or we do not have to include them in our proxy materials; and

•	we also require advance notice of stockholder proposals of not less than 60 nor more than 90 days prior to the meeting for the proposal to be introduced and considered.”

Item 7.  Management’s Discussion and Analysis. . ., page 20

Results of Operations – Year Ended December 31, 2008 Compared to Year Ended December 31, 2007, page 23

Revenues, page 24

3.
We note your statement that there were no China digital online publishing revenue in 2008 because the website in China was launched in June 2008.  Explain why no revenue was generated by the Chinese website during the second half of 2008.

The Chinese website generated no revenue during the second half of 2008.  Brand recognition and familiarity with the content of HSWI’s website are required to build a critical mass of visitors in China.  Advertisers prefer to support advertising on websites that have already obtained consistent traffic patterns and growth in monthly visitors.  Additionally, it takes time once a

Division of Corporation Finance
U.S. Securities and Exchange Commission
September 4, 2009

website has been launched to establish business relationships with advertisers and negotiate and close advertising transactions.  HSWI expects that as its brand becomes more familiar with China internet users and advertisers gain comfort with its audience and consistency of visitors, HSWI will have a better opportunity to sell advertising on its website.  HSWI will provide language in future filings to this effect.

Liquidity and Capital Resources, page 25

4.
In the second risk factor on page six, you state, “We believe that our cash resources on hand are [sic] sufficient to fund these businesses for less than 24 months unless revenues increase significantly or we find other sources of capital, neither of which can be assumed.”  In your response letter and in future filings, please clarify whether you believe your cash resources are sufficient to fund your operations for the next 24 months if revenues do not increase significantly.  If not, indicate the course of action that the company has taken or proposes to take to remedy the deficiency.

HSWI has clarified in its Quarterly Reports on Form 10-Q filed since the 2008 Form 10-K, and will continue in future filings to clarify and update, the status of its cash resources’ sufficiency to fund its operations if revenues do not increase significantly, including indicating the courses of action it has taken and proposes to take to remedy the deficiency.  For example, here is an excerpt from the June 30, 2009 Form 10-Q:

“Liquidity Considerations

The global financial crisis continues to have a negative effect on the demand for advertising in general, including online advertising. Economic uncertainty has had and might continue to have a direct impact on our revenue as orders for online advertising have declined and our typical advertiser is spending less per order than in the prior year. In consideration of projected market conditions, we implemented cost reductions at the end of our fourth quarter of 2008 to reduce headcount and better align our costs with our 2009 initiatives. We consistently monitor our cash position to make adjustments as we believe necessary to maintain our operational objectives of funding ongoing operations and continuing to make technological investments in our websites and their respective brands.

We expect to expend significant resources in expanding and gaining market share for our internet platforms in Brazil and China and to develop our healthcare social networking strategy, including up-front expenditures to create or acquire content. These expenditures will be made in the respective markets based on our success and anticipated market conditions and trends. We expect that most of these expenditures will be paid or under commitment before we begin to realize significant revenues. Additionally, in the normal course of business, we continue to explore various business initiatives that may lead to additional sources of revenue and growth.

Division of Corporation Finance
U.S. Securities and Exchange Commission
September 4, 2009

We believe that our current cash balance and expected cash generated from future operations will be sufficient to fund operations for longer than the next twelve months. If cash on hand and generated from operations is insufficient to satisfy our working capital and capital expenditure requirements, we might sell additional equity or obtain bank financing to fund further development and attain profitability. There is no assurance that such financing will be available or that we will be able to complete financing on satisfactory terms, if at all.”

In future filings, HSWI will supplement the above discussion with a statement that it expects its current cash and cash flows to be sufficient for the next twelve months if there is not an increase in revenues.

5.
In the first sentence of this section, you state, “We expect to expend significant resources in expanding and gaining market share for our Internet platforms in Brazil and China and to develop our healthcare social networking strategy, including up-front expenditures to increase or acquire content.”  In your response letter and in future filings, please provide a more thorough discussion of your material commitments for capital expenditures.  For example, disclose, to the extent known, the specific amount of capital expenditures committed to each of your Internet platforms in Brazil and China and to develop your healthcare social networking strategy.  Also, please discuss how your anticipated capital expenditures in 2009 will compare with the amount of cash used in investing activities during 2008.

HSWI currently does not have any material commitments for capital expenditures.  In future filings, HSWI will include a statement that they do not have any material commitments for capital expenditures or will disclose, to the extent known, the specific amount of capital expenditures committed to each of its Internet platforms in Brazil and China and to develop the healthcare social networking strategy.

Item 11.  Executive Compensation, page 61

Elements of Total Compensation, page 62

6.	In your future filings, explain how you determine that your salaries are competitive with similar positions in similar industries within your geographic region.

In HSWI’s future filings, it will explain how it determines that its salaries are competitive with similar positions in similar industries within its geographic region.  For the Staff’s information, historically the company has drawn comparative information from other internet-based companies with which HSWI is familiar through its network, and researched from publicly available sources.

Division of Corporation Finance
U.S. Securities and Exchange Commission
September 4, 2009

Summary Compensation Table, page 63

7.
Your incentive bonus awards have incorrectly been disclosed under the “Bonus” column.  In your future filings, please revise to include such amounts under the “Non-Equity Incentive Compensation” column because these amounts are not discretionary awards but based upon satisfaction of pre-determined goals.

In future filings, HSWI will disclose incentive bonus awards that are not discretionary awards but based upon satisfaction of pre-determined goals under the “Non-Equity Incentive Compensation” column.

Outstanding Equity Awards at Year-End 2008, page 64

8.	In future filings, please disclose by footnote the vesting dates of options held at fiscal-year end. See Instruction 2 to Item 402(p)(2).

In future filings, HSWI will disclose by footnote the vesting dates of options held at fiscal-year end as called for by Instruction 2 to Item 402(p)(2).

*     *     *     *     *     *     *     *

On behalf of HSW International, we respectfully submit that the foregoing is appropriately responsive to the comment of the Staff.  In addition, please see the requested Tandy representations from HSWI attached hereto.

If the Staff has any further comments, you may fax them to me at (919) 781-4865 or call me at (919) 865-2805.

Sincerely,

/s/ Donald R. Reynolds
Donald R. Reynolds

cc:          Henry N. Adorno
Shawn G. Meredith
Bradley Zimmer, Esq.

September 4, 2009

VIA EDGAR

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549
Attention:  Jay Knight

Re:	HSW International, Inc.
Form 10-K for the year ended December 31, 2008
Filed March 31, 2009
File No. 001-33720

Ladies and Gentlemen:

In connection with responding to comments of the Staff of the Securities and Exchange Commission with respect of the above-captioned filing as set forth in your letter of August 17, 2009, HSW International hereby acknowledges that:

•	HSW International is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	HSW International may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

HSW INTERNATIONAL, INC.

By: /s/ Bradley T. Zimmer
       Bradley T. Zimmer
       General Counsel